KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

SCHEDULE I

COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL COMPUTATION:

Total stockholder's equity qualified for net capital	$ 2,812,747
Add:	
Allowable subordinated liabilities	-
Total capital and allowable subordinated liabilities	2,812,747
Deducts and or charges:	
Total non-allowable assets	(1,108,668)
Net capital before haircuts	1,704,079
Haircuts on securities:	
Other securities	(4,723)
Net capital	$ 1,699,356
Aggregated indebtedness:	
Commissions payable	$ 1,512,906
Accounts payable and other liabilities	669,664
	$ 2,182,550
Ratio of aggregated indebtedness to net capital	1.28 to 1

RECONCILIATION:

Net capital, per page 3 of the December 31, 2015 un-audited Focus Report, as originally filed	$ 1,699,356
Net audit adjustments	-
Net capital, per December 31, 2015 audited report, as filed	$ 1,699,356